Exhibit 4.9

EXECUTION COPY

MILESTONE, ROYALTY AND SUBLICENSING FEE DEED

This MILESTONE, ROYALTY AND SUBLICENSING FEE deed (this “Deed”) is made and entered into as of February 27, 2014, by and between Elan Pharma International Limited, a private limited company incorporated in Ireland (“EPIL”), and Elan Science Ten Limited, a private limited company incorporated in Ireland (the “Company”). EPIL and the Company are sometimes referred to herein individually as a “Party” and collectively as the “Parties”. Capitalized terms used in this Deed have the meanings ascribed to them in ARTICLE IV.

WHEREAS, the Company is in the business of researching, developing, manufacturing and commercializing any pharmaceutical preparation or dosage form containing Scyllo-Inositol and any compounds identified, obtained, developed, created, synthesized, generated, designed or resulting from, based upon, containing or incorporating the chemical structure of Scyllo-Inositol as those compounds are generically and/or specifically disclosed and claimed in the Product Patents (the “Product”; and such business is referred to herein as the “Business”);

NOW, THEREFORE, in consideration of the premises, representations, warranties, mutual covenants and agreements hereinafter set forth, and for good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby covenant and agree as follows:

ARTICLE I
CONSIDERATION PAYABLE TO EPIL

1.1         Milestone Payments. The Company shall, within 45 days after the occurrence of each Milestone Event, make a one-time payment to EPIL as follows:

(a)          $10,000,000 upon receipt by the Company of the first approval to manufacture, market and sell a pharmaceutical Product issued by the US Food and Drug Administration, the European Medicines Agency or an equivalent Governmental Authority in any of the United States, Canada, United Kingdom, Germany, France, Spain, Italy or Japan;

(b)          $15,000,000 to be paid upon the achievement of worldwide Net Sales of Products equal to or greater than $250,000,000 in one calendar year; and

(c)          $15,000,000 to be paid upon the achievement of worldwide Net Sales of Products equal to or greater than $500,000,000 in one calendar year.

For the avoidance of doubt, EPIL and the Company understand and agree that the Company shall make all decisions relating to the development and commercialization of the Products in its sole discretion.

1.2         Royalty Fees. The Company shall, on a quarterly basis commencing on the 45th day of the first fiscal quarter after the date on which the First Commercial Sale of the Product occurs, pay to EPIL 6.5% of Net Sales for the life of the Product received by the Company or any Affiliates at any time as a result of and/or due to the sale and/or supply of any and all Products that have attained Commercial Regulatory Approval, it being understood that the Company and its Affiliates shall use reasonable best efforts to achieve fair market value in respect of the sale and/or supply of such Products and, without limitation of the foregoing, shall not offer or grant any non-customary discounts in respect of the sale and/or supply of the Products in the jurisdictions of sale. For the avoidance of doubt, a Royalty Fee accrues on the date when any Product is sold and/or supplied, the date it is being supplied being the earliest of when it is invoiced or paid for.

1.3         Sublicense Fees. The Company shall, on a quarterly basis commencing on the 45th day of the first fiscal quarter after Closing, pay to EPIL six and one half percent (6.5%) of all payments received by the Company in the form of upfront payments, maintenance fees, license fees or milestone payments in connection with sublicensing the Product Patents and/or Product Know-How, excluding any royalty payments to the Company, it being understood that the Company and its Affiliates shall use reasonable best efforts to achieve fair market value in negotiating and finalizing the terms for all such sublicensing arrangements and, without limitation of the foregoing, shall not offer or grant any non-customary discounts in respect of the sublicense agreements. The Sublicense Fees shall be payable under this Deed even if some part of the supply, license, rental or putting into use of the Products by the Company takes place in any jurisdiction where there is no Product Patent or where the Product does not fall within the scope of any Product Patent.

1.4         Method of Payment. All amounts payable under this ARTICLE I shall be paid by wire transfer of immediately available funds in U.S. dollars to an account designated in writing by EPIL, no later than three Business Days prior to the applicable payment date; provided, that, in the event EPIL requests that such funds be converted into euro, the rate of exchange to be applied shall be the rate of exchange applied by the Dublin bankers to EPIL for the purchase of euro with such foreign currency as at the close of business on the date when the relevant payment first becomes due. In the event the Company is delayed in delivering any of the Milestone Payments, Royalty Fees or Sublicense Fees as and when due, (a) the undisputed portion of the amount owed by the Company shall accrue interest at the rate of 1.5% each month and such interest shall be paid in the same immediately available funds to EPIL and (b) any disputed portion of such amount shall accrue interest at a rate per annum equal to the prime rate of interest reported from time to time in The Wall Street Journal, calculated on the basis of the actual number of days elapsed over 360, from the date of payment until the time such dispute is settled, it being understood that the amount of interest to be paid by the Company shall be calculated based on the amount finally agreed between the Parties and such interest shall be paid in the same immediately available funds to EPIL.

1.5         Tax Withholding. All payments pursuant to this ARTICLE I shall be made to EPIL net of any withholding VAT, GST, sales or use Taxes. In the event that the Company is required by law to pay or withhold any such Taxes in connection with any payment under this ARTICLE I, the Company shall withhold and deduct such Taxes, and pay over such Taxes to the applicable Governmental Authority. The Company shall provide EPIL with documentation of such withholding and shall pursue all Tax credits available to diminish such Tax obligations. The Parties agree to co-operate in all respects necessary to take advantage of any double taxation agreements or similar agreements as may from time to time, be available in order to the Company to make payments to EPIL without deduction or withholding.

ARTICLE II

reports; RECORDS; audit rights

2.1         Reports. In connection with the payments made to EPIL under ARTICLE I, the Company shall furnish to EPIL:

(a)          within ten Business Days following the end of each Fiscal Quarter, a draft report showing (i) (A) the Net Sales accrued in connection with the Products that have obtained Commercial Regulatory Approval and (B) payments accrued in connection with sublicensing the Product Patents and/or Product Know-How, in each case, in respect of such Fiscal Quarter (or if none shall have accrued, a report so stating), (ii) the amount of Milestone Payments, Royalty Fees and/or Sublicense Fees payable hereunder in respect of such Net Sales and/or sublicensing payments received by the Company during such Fiscal Quarter as determined in accordance with Sections 1.1, 1.2 and 1.3, respectively, and (iii) (A) the Net Sales of the Products and number of units of the Products sold in each of the top ten countries in the Territory (ranked based on total amount of annual Net Sales in such countries) and the aggregate Net Sales of the Products and aggregate number of units of the Products sold in all other countries in the Territory where the Products are sold during such Fiscal Quarter and (B) the payments received by the Company in connection with sublicensing the Product Patents and/or Product Know-How in each of the top ten countries in the Territory (ranked based on total amount of annual payments received in such countries) and the aggregate payments received by the Company in connection with sublicensing the Product Patents and/or Product Know-How and aggregate number of the Product Patents and/or Product Know-How subject to sublicensing arrangements in all other countries in the Territory where the Product Patents and/or Product Know-How are sublicensed during such Fiscal Quarter, it being understood that the Company shall use its reasonable best efforts to obtain the information required to be delivered to EPIL under this Section 2.1(a)(iii) and, in the event the Company is unable to obtain any portion of such information, the Company shall give prompt notice to EPIL, describing the facts and circumstances that give rise to the Company’s inability to fulfill its obligations hereunder and requesting EPIL’s consent to modify the scope of information and/or time period in which such information is required to be furnished hereunder, which consent may not be unreasonably withheld, delayed or conditioned by EPIL.

(b)          within fifteen Business Days following the end of such Fiscal Quarter, a final report showing (i) (A) any Net Sales accrued in connection with the Products that have obtained Commercial Regulatory Approval and (B) payments accrued in connection with sublicensing the Product Patents and/or Product Know-How, in each case, in respect of such Fiscal Quarter (or if none shall have accrued, a report so stating); provided, that if any adjustments are made to Net Sales in such Fiscal Quarter after delivery of the final report, such adjustments shall be reflected and incorporated into the report for the following Fiscal Quarter, (ii) the amount of Milestone Payments, Royalty Fees and/or Sublicense Fees payable hereunder in respect of such Net Sales and/or sublicensing payments received by the Company during such Fiscal Quarter as determined in accordance with Sections 1.1, 1.2 and 1.3, respectively and (iii) (A) the Net Sales of the Products and number of units of the Products sold in each of the top ten countries in the Territory (ranked based on total amount of annual Net Sales in such countries) and the aggregate Net Sales of the Products and aggregate number of units of the Products sold in all other countries in the Territory where the Products are sold during such Fiscal Quarter and (B) the payments received by the Company in connection with sublicensing the Product Patents and/or Product Know-How in each of the top ten countries in the Territory (ranked based on total amount of annual payments received in such countries) and the aggregate payments received by the Company in connection with sublicensing the Product Patents and/or Product Know-How and aggregate number of the Product Patents and/or Product Know-How subject to sublicensing arrangements in all other countries in the Territory where the Product Patents and/or Product Know-How are sublicensed during such Fiscal Quarter, it being understood that the Company shall use its reasonable best efforts to obtain the information required to be delivered to EPIL under this Section 2.1(b)(iii) and, in the event the Company is unable to obtain any portion of such information, the Company shall give prompt notice to EPIL, describing the facts and circumstances that give rise to the Company’s inability to fulfill its obligations hereunder and requesting EPIL’s consent to modify the scope of information and/or time period in which such information is required to be furnished hereunder, which consent may not be unreasonably withheld, delayed or conditioned by EPIL.

(c)          within fifteen Business Days following the end of such Fiscal Quarter, a forecast report detailing the Company’s forecast for Net Sales and sublicense payments for that full calendar year and for each of the remaining Fiscal Quarters in that calendar year;

(d)          a preliminary Net Sales budget by November 15 of each year for the following calendar year;

(e)          a final Net Sales budget by December 15 of each year (or, if later, immediately after approval of such budget by the Board of Directors of the Company) for the following calendar year; and

(f)          the exchange rates used in converting all Milestone Payments, Royalty Fees and/or Sublicense Fees payable in such Fiscal Quarter to U.S. dollars from the currency in which the sales of the Products were made in accordance with Sections 1.1, 1.2 and 1.3.

Notwithstanding anything herein to the contrary, EPIL shall be permitted to publicly disclose (1) country-level information with respect to the Products in the United States and (2) aggregate information with respect to the Products, Product Patents and/or Product Know-How in the rest of the world, in each case in Perrigo Company plc’s periodic filings with the SEC, earnings press releases and investor and analyst conference calls and presentations but only as, and to the extent, required to comply with applicable Laws.

2.2         Records. The Company shall maintain complete and accurate books and records in sufficient detail to enable EPIL and its Affiliates to (a) calculate and verify Net Sales of the Products that have obtained Commercial Regulatory Approval payments accrued in connection with sublicensing the Products, and (b) calculate and verify the Royalty Fees and/or Sublicense Fees payable hereunder in respect of such Net Sales and/or sublicensing payments received by the Company.

2.3         Audit Rights. EPIL shall have the right for a period of three years after each payment of Royalty Fees and/or Sublicense Fees is made to EPIL to appoint at its expense an independent certified public accountant reasonably acceptable to the Company to audit the relevant records of the Company to verify that the amounts of such Royalty Fees and/or Sublicense Fees were correctly determined. Upon the request of EPIL, the Company shall, upon five days written notice from the Company and during regular business hours at such place or places where such records are customarily kept, make its records available for audit by an independent certified public accountant selected by EPIL to verify that such Royalty Fees and/or Sublicense Fees were correctly determined. Such audit right shall not be exercised by EPIL more than once in any year and no period may be audited more than once. EPIL shall treat as confidential information all such records made available for audit. The results of each audit, if any, shall be reported in writing to the Company promptly (but in no event later than 30 days) after the audit and shall be binding on both EPIL and the Company. EPIL shall bear the full cost of such audit unless such audit discloses an under-payment by the Company of more than 7.5% of the relevant amount of royalties in any year, in which case the Company shall reimburse EPIL for all costs incurred by EPIL in connection with such audit. In the event there is an under-payment to EPIL, the amount of such underpayment shall be paid to EPIL within five business days of receiving a copy of the audit report. If the discrepancy is an over-payment to EPIL, the amount of such over-payment shall be paid to EPIL within five business days of receiving a copy of the audit report.

ARTICLE III

MISCELLANEOUS

3.1         Amendments. This Deed may be amended, modified or supplemented only by a writing signed by each of the parties hereto.

3.2         Successors and Assigns. Neither this Deed nor any of the rights or obligations hereunder shall be assigned by any of the parties without the prior written consent of EPIL and Company; provided, however, that (a) either Party may assign any of its rights and obligations hereunder to any of its Affiliates without consent so long as such Party remains fully responsible for all of its obligations under this Deed, (b) the Company may assign or sell any of the Product Patents and/or Product Know-How to any Third Party without consent so long as such Third Party agrees to assume and remain fully responsible for all of the obligations of the Company under ARTICLE I and the Company shall remain liable for any failure by such Third Party to satisfy any obligation set forth under ARTICLE I that would otherwise have been the obligation of the Company and (c) to the extent the Company undergoes a change of control such that it is no longer a wholly-owned subsidiary of EPIL, the Company shall deliver to EPIL a guaranty in favor of EPIL by a parent entity of sufficient creditworthiness in such form as is reasonably satisfactory to EPIL. This Deed shall bind and inure to the benefit of the Company and EPIL and their respective successors and assigns.

3.3         Governing Law; Jurisdiction. The Parties agree that this Deed shall be construed in accordance with and governed by New York law without reference to the conflicts or choice of law principles thereof. Any litigation arising out of or relating to this Deed shall be filed and pursued exclusively in the State or Federal courts in the Southern District of New York, and the Parties hereto consent to the jurisdiction of and venue in such courts. Service of process upon any Party shall be deemed, in every respect, effective upon such party if made by prepaid registered or certified mail, return receipt requested.

3.4         Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT OR THE OTHER TRANSACTION DOCUMENTS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE OTHER DOCUMENTS ENTERED INTO IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

3.5         Headings; Definitions. The section and other headings contained in this Deed are for reference purposes only and shall not in any way affect the meaning or interpretation of this Deed. Wherever in this Deed words indicating the plural number appear, such words shall be considered as words indicating the singular number and vice versa where the context indicates the propriety of such use.

3.6         Counterparts. This Deed may be executed in counterparts, each of which when so executed shall be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. The Parties agree that the delivery of this Deed, and any other agreements and documents at the Closing, may be effected by means of an exchange of facsimile or electronically transmitted signatures.

3.7         No Third Party Beneficiaries. The terms and provisions of this Deed are intended solely for the benefit of the parties hereto and their respective successors and permitted assigns, and it is not the intention of the parties to confer third-party beneficiary rights, and this Deed does not confer any such rights, upon any other Person.

ARTICLE IV

DEFINITIONS

4.1         Definitions.

“Affiliate” means, with respect to any Person, any person directly or indirectly controlling or controlled by or under direct or indirect common control with such Person (including without limitation its respective officers, directors and employees). For this purpose, “control” means the power to direct the management and policies of a person through the ownership of securities, by contract or otherwise and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Business” shall have the meaning set forth in the recitals of this Deed.

“Business Day” means any day, other than Saturday, Sunday or any other day on which banks located in the State of New York are authorized or required to close.

“Co-Promoter” means a Third Party the Company contracts with to co-promote the Product.

“Commercialization Regulatory Approval” means, with respect to any Product, the regulatory approval required by applicable Laws to sell such product in a country or region.

“First Commercial Sale” means, with respect to any Product in any country in the world, the first sale, transfer or disposition for value to an end-user of such Product in such country after receipt of Commercialization Regulatory Approval for such country. A sale of the Product shall be deemed to occur on the earlier of (a) the date the Product is shipped to an end-user or (b) the date of the invoice to the end-user of such Product.

“Fiscal Quarter” means one of the four three-month accounting periods that comprise a fiscal year for Seller.

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Milestone Events” means the events described in clauses (a), (b) and (c) of Section 1.1 and “Milestone Event” means any one of such events.

“Milestone Payment” means the consideration paid to EPIL in connection with a Milestone Event.

“Net Sales” means the gross amount billed or invoiced by the Company or any of its Affiliates, or Co-Promoters to Third Parties throughout all countries and territories of the world for sales or other dispositions or transfers for value of the Product less (a) reasonable allowances for normal and customary trade (including those granted in core distribution agreements and inventory management agreements), quantity and cash discounts on the Product actually allowed and taken (but excluding price discounts granted at the time of invoice which are already reflected in the determination of the amount charged), (b) transportation, insurance and postage charges, if paid by the Company or any Affiliate, or Co-Promoter of the Company (excluding amounts reimbursed by Third Party customers), (c) credits, chargebacks, rebates or returns on the Product sold pursuant to agreements (including, without limitation, managed care agreements) or government regulations, accounted for in accordance with GAAP, (d) any tax, tariff, customs duty, excise or other duty or other governmental charge (other than a tax on income) levied on the sale, transportation or delivery of the Product and actually paid by the Company, or any of its Affiliates or Co-Promoters and (e) amounts retained by Co-Promoters; provided none of (a) through (e) shall be included in commercialization costs. In addition, Net Sales are subject to the following:

(i)          If the Company or any of its Affiliates or Co-Promoters effects a sale, disposition or transfer of a Product to a customer in a particular country other than on customary commercial terms or as part of a package of products and services, the Net Sales of such Product to such customer shall be deemed to be “the fair market value” of such Product. For purposes of this subsection (i), “fair market value” shall mean the value that would have been derived had such Product been sold as a separate product to another customer in the country concerned on customary commercial terms.

(ii)         In the case of pharmacy incentive programs, hospital performance incentive program chargebacks, disease management programs, similar programs or discounts on “bundles” of products, all discounts and the like shall be allocated among products on the basis on which such discounts and the like were actually granted or, if such basis cannot be determined, in proportion to the respective list prices of such products.

(iii)        For purposes of clarity, use of any Product in clinical trials, pre-clinical studies or other research or development activities, or disposal or transfer of the Products for a bona fide charitable purpose or purposes of a commercially reasonable sampling program shall not give rise to any Net Sales.

“Product” shall have the meaning set forth in the recitals of this Deed.

“Product Know-How” means any and all rights related to the Product and /or the Product Patents, owned, licensed or controlled by the Company or its Affiliates to include any scientific, pharmaceutical or technical information, data, discovery, invention (whether patentable or not), know-how, substances, techniques, processes, systems, formulations, designs and expertise which is not generally known to the public.

“Product Patents” means any and all rights under any and all patent applications and/or patents anywhere in the world, now existing, currently pending or hereafter filed or obtained or licensed by the Company or its Affiliates relating to the Product and any sub-divisions, divisions or extensions of same.

“Royalty Fees” means the payments described in Section 1.2.

“SEC” means the Securities and Exchange Commission.

“Sublicense Fees” means the payments described in Section 1.3.

“Tax” or “Taxes” means any and all federal, state, local, or foreign net or gross income, gross receipts, net proceeds, sales, use, ad valorem, value added, franchise, bank shares, withholding, payroll, employment, excise, property, abandoned property, escheat, deed, stamp, alternative or add-on minimum, environmental, profits, windfall profits, transaction, license, lease, service, service use, occupation, severance, energy, unemployment, social security, workers’ compensation, capital, premium, and other taxes, assessments, customs, duties, fees, levies, or other governmental charges of any nature whatever, together with any interest, penalties, additions to tax, or additional amounts with respect thereto.

“Territory” means every country, territory, possession or other political subdivision of the world.

“Third Party” means a Person other than the Company and EPIL and their respective Affiliates.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Deed as of the day and year first written above.

EPIL

ELAN PHARMA INTERNATIONAL LIMITED

By:	/s/ Mary Sheahan
Name: Mary Sheahan
Title:

By:	/s/ William F. Daniel
Name: William F. Daniel
Title:

COMPANY:

ELAN SCIENCE TEN LIMITED

By:	/s/ Mary Sheahan
Name: Mary Sheahan
Title:

By:	/s/ William F. Daniel
Name: William F. Daniel
Title:

[Signature Page to Milestone, Royalty and Sublicensing Deed]